Exhibit 99.2
News Release
For Immediate Release
Stantec Announces New $160,000,000 Credit Facility
EDMONTON AB (September 1, 2005) TSX: STN; NYSE SXC
Stantec announced today that the Company has entered into a $160 million credit facility. The arrangement is a revolving, three-year credit facility and is available for working capital, general corporate purposes, and acquisitions. It will also be used to finance part of the acquisition of The Keith Companies Inc. (TKC), the closing of which is scheduled for September 15, 2005, subject to approval of TKC shareholders.
“The credit arrangement reflects Stantec’s high standing in the financial community,” says Don Wilson, Stantec Vice President & CFO. “This financing provides Stantec with the flexibility to continue to achieve our growth plan to be a top 10 global design firm and improve stockholder value.”
The credit facility is being made available by a syndicate of financial institutions and is led by Canadian Imperial Bank of Commerce, as administrative agent and arranger; Bank of Nova Scotia, as syndication agent; Alberta Treasury Branches; and Canadian Western Bank.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,500 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Media Contact	Investor Contact
Kris Connor	Don Wilson
Media Relations	Vice President & CFO
Stantec	Stantec
Tel: (780) 969-2015	Tel: (780) 917-7269
stantec.com